April 27, 2005

Mr. Daniel Gordon
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0409

Re:	Yager/Kuester Public Fund Limited Partnership (the “Company”)
Form 10-KSB filed March 30, 2005

Dear Mr. Gordon,

     In regards to your April 12, 2005 letter, the Company is filing the following response to your inquiry of the Company’s assets in regards to SFAS 144 paragraphs 30 and 31:

     The following is a discussion of how the company has met each provision of this paragraph 30 and of the applicable provisions of paragraph 31:

a)	The General Partners, in their authority, have authorized the sale of the asset.

b)	The asset was listed with a commercial real estate broker on July 1, 1996, and most recently on February 2, 2004, and is available for immediate sale as the Company has the intent and ability to transfer the asset to a buyer in its present condition.

c)	As noted above in b., the General Partners have secured a commercial real estate broker to actively market the asset.

d)	The asset is being actively marketed at a reasonable sales price and transfer of the asset is probable within one year if an offer at a reasonable sales price is received.

e)	The asset is listed at a sales price that is reasonable in relation to the current fair market value that has been determined by a third party appraiser. The last appraisal done on the property, dated July 19, 2004, indicated the market value of the property was $2.7 million. At December 31, 2004, the property was listed for $2,750,000.

f)	As of December 31, 2004, the General Partners remain committed to the plan to sell the asset as this is the desire of the limited partners.

     In regards to paragraph 31 (c), the General Partners reduced the price of the property from $3.8 million in 1996, to $2.75 million as a result of more recent appraisals on the property.

     In summary, the Company has met all requirements for the year ended December 31, 2004 for the asset to be classified as property held for sale. We will continue on an on-going basis to determine the classification to ensure that we meet the requirements of this provision.

     If you need any further explanation, please feel to contact either Debbie Parker or myself at 803-547-9100.

Sincerely,

/s/ Thomas K. Emery

Thomas K. Emery
Principal Financial Officer of Registrant